ICICI Bank Limited
                                                            ICICI Towers
         [GRAPHIC OMITTED] ICICIBank                        Bandra Kurla Complex
                                                            Mumbai 400 051
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         News Release                                           January 23, 2001

         ICICI Bank : Growth in net interest income and core fee income drive Q3 : FY 2001 performance

         The Board of Directors of ICICI Bank (NYSE: IBN) at its meeting held in Mumbai today, approved the audited accounts for the third quarter ended December 31, 2000 (Q3: FY2001). The Bank posted profit after tax (PAT) of Rs.40.50 crores for Q3: FY2001 compared to Rs. 28.26 crores for the corresponding quarter of the previous year. This growth in PAT of 43 per cent was due to an increase of 137 per cent in net interest income and 106 per cent growth in the core fee income. The operating expenses during the quarter went up by 158 per cent from Rs.
         33.44 crores to Rs. 86.32 crores, which figure includes an amount of Rs. 10.53 crores incurred during the quarter on account of credit card programme and on Data Centres, which expenses would yield benefits in the coming quarters as well.

         Results for the nine months of the current financial year:

         The growth of 53 per cent in PAT to Rs. 110.70 crores compared to Rs.
         72.36 crores in the corresponding period of the previous financial year was driven by a significant 148 per cent increase in Net Interest Income to Rs. 278.88 crores from Rs. 112.30 crores and a 104 per cent increase in core fee income to Rs. 90.98 crores from Rs. 44.56 crores. While interest income went up year on year (YoY) by 47 per cent, interest expense grew by just 24 per cent primarily on account of various retail initiatives which has resulted in lower cost of deposits. Consequently, interest spread has improved to 2.75 per cent during the nine-month period from 1.87 per cent in the same period of FY2000. The cost of deposits was below 8 per cent. For the first nine months of FY2001, operating profit increased by 43 per cent to Rs.
         186.67 crores as compared to Rs. 130.62 crores in the corresponding period of the previous year. The operating profit is after absorbing about Rs. 24.00 crores by way of operating expenditure on credit cards programme and on Data Centres, being investments in new initiatives which will yield results in the years to come.

         Resource generation powered by a strong retail thrust leading to a significant reduction in cost of deposits

         Total deposits have crossed the Rs. 10,000-crore mark and stood at Rs.10,047.94 crores. The YoY growth had been 18.21 per cent. The period under review was marked by a powerful retail thrust resulting in retail deposits now constituting 57 per cent of total deposits as compared to 31 per cent as on March 31, 2000.


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                                                            ICICI Bank Limited
                                                            ICICI Towers
        [GRAPHIC OMITTED] ICICIBank                         Bandra Kurla Complex
                                                            Mumbai 400 051
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         Customer assets grew to Rs. 7,637.40 crores up from Rs. 4,057.92 crores, a growth of 88 per cent compared to the corresponding period of the previous year. The ratio of net non performing loans to net bank credit stood at 1.32 per cent on December 31, 2000.

         Capital Adequacy

         The Bank's capital adequacy ratio stood at 14.61 per cent as at December 31, 2000.

         Rapid Customer Acquisition: 158 per cent increase in retail customer accounts

         The Bank added over 1 million customer accounts taking the number to
         1.68 million as at December 31, 2000 up from 0.65 million as at March 31, 2000. Savings Bank accounts have gone up to 7,72,000 from 2,92,000 and NRI accounts have doubled to 46,000.

         Staggering response from on-line customers with 264 per cent increase in Internet customers

         ICICI Bank, which pioneered Internet Banking in India, has seen a staggering 264 per cent increase in Internet customers from 1,10,000 as on March 31, 2000 to 4,00,000 as on December 31, 2000. This sharp increase was facilitated by significant enhancements in the product portfolio offered through `Infinity', the internet banking platform of the Bank.

         ATMs crosses 400+ mark facilitating consolidation of India's only multi-channel technology architecture

         As part of its 'Clicks and Bricks' strategy, ICICI Bank has developed multiple access channels comprising lean brick and mortar branches, ATMs, call centers and Internet banking. The branch network including extension counters presently covers 106 locations across India. ICICI Bank is India's largest ATM provider with 401 ATMs. The Call Centres in 17 cities currently handle about 10,000 calls a day.

         Results under US GAAP

         The Bank posted net income of Rs. 383.2 million for Q3: FY2001 compared to Rs. 399.7 million for the corresponding quarter of the previous year. The net interest revenue after provision for credit losses increased 181 per cent to Rs. 777.7 million in Q3: FY2001 compared to Rs. 276.9 million for the


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                                                            ICICI Bank Limited
                                                            ICICI Towers
         [GRAPHIC OMITTED] ICICIBank                        Bandra Kurla Complex
                                                            Mumbai 400 051
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         corresponding period in the previous financial year. The non-interest expenses during the quarter went up by 133 per cent to Rs. 758.5 million from Rs. 325.4 million.

         For the nine-month period ended December 31, 2000, the interest income rose to Rs. 8,736.2 million, an increase of 50 per cent over the figures of the corresponding period. The Net Interest Income after provision for credit losses increased by 173 per cent to Rs. 2,282.9 million from Rs. 836.3 million in the corresponding period of the previous financial year. Net-Income stood at Rs.990.0 million for the nine-month period compared to Rs. 1,025.9 million. The slight fall in net income was occasioned due to mark-to-market impact of Rs. 263 million on investment portfolio (which does not impact the results as per Indian GAAP). The non performing loans stood at 2.09 per cent on December 31, 2000 compared to 2.34 per cent on December 31, 1999.

         For further queries on results, contact:
                 P. H. Ravikumar    - (91)-22-653 8413 or 653 8433
                 G. Venkatakrishnan - (91)-22-653 8516 or 653 8529

         For investors' queries, contact:
                 Bhashyam Seshan
                 Phone:  (91)-22-653 8420 or 653 7460
                 e-mail: bhashyams@icicibank.com

         Note:  (a) Rs. = Indian Rupees              (b)  1 crore = 10 million
         -----------------------------------------------------------------------

         Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', 'aim', 'likely', 'will likely result', 'believe', 'expected', 'will continue', 'anticipate',' likely', 'enable', 'enabling', 'intend', 'seek to', 'future', 'project', 'should', 'will pursue' and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our and ICICI's Group's ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

         January 23, 2001


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                                                  [GRAPHIC OMITTED] ICICI Bank
                                                    AUDITED FINANCIAL RESULTS
                                              FOR THE PERIOD ENDED DECEMBER 31, 2000

                                                                                                          (Rupees in crores)
---------------------------------------------------------------------------------------------------------------------------
                                                              Nine months ended        Three months ended        Year ended
Sr.                                                           -------------------------------------------------------------
No.                       Particulars                         Dec 31,    Dec 31,       Dec 31,     Dec 31,         Mar. 31,
                                                               2000       1999          1999         2000            2000
---------------------------------------------------------------------------------------------------------------------------
1.     Interest Income                                        873.00      593.08       302.10       205.50          852.87
---------------------------------------------------------------------------------------------------------------------------
2.     Other Income                                           120.40      104.14        55.05        49.15          194.05
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3.     Total Income                                           993.40      697.22       357.15       254.65         1046.92
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4.     Interest Expenditure                                   594.12      480.78       204.57       164.70          666.95
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5.     Total Operating Expenditure
       --------------------------------------------------------------------------------------------------------------------
       (a) Staff Cost                                          34.04       20.37        10.72         6.66           36.37
       --------------------------------------------------------------------------------------------------------------------
       (b) Depreciation                                        21.82       14.34        10.58         5.29           24.79
       --------------------------------------------------------------------------------------------------------------------
       (c) Other Expenditure                                  156.75       51.11        65.02        21.49           92.15
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6.     Total Expenditure (4) + (5)                            806.73      566.60       290.89       198.14          820.26
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7.     Gross Profit before tax and provisions                 186.67      130.62        66.26        56.51          226.66
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8.     Provision for taxes                                     35.81       31.08        22.10        18.19           33.02
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9.     Other provisions                                        40.16       27.18         3.66        10.06           88.34
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10.    Net Profit                                             110.70       72.36        40.50        28.26          105.30
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11.    Paid up Equity Share Capital (face value of
       Rs.10/- per equity share)                              196.82      165.00       196.82       165.00          196.82
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12.    Reserves (excluding Revaluation Reserves)             1063.39      215.69      1063.39       215.69          952.69
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13.    Total deposits                                       10047.94     8500.17     10047.94      8500.17         9866.02
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14.    Total advances (including Credit substitutes)         7637.40     4057.92      7637.40      4057.92         5030.96
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                                                           For the relevant period  For the relevant quarter  Weighted avg.
15.    Basic and diluted Earnings Per Share (not           ----------------------------------------------------------------
       annualised)                                              5.62        4.39         2.06         1.71            6.38
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Notes:
1.   Out of amortised ADS issue expenditure, Rs. 7.93 crores has been charged off during the period.
2.   Net non-performing assets to advances (including credit substitutes) is 1.32% (1.14% as on 31.03.2000)
3.   Item 5(c) includes Rent, taxes and lighting Rs. 23.50 crores for 9 months ended December 31, 2000 (Rs. 12.32 crores for 9 months ended December 31, 1999 and LY - Rs.18.01 crores). Other items included in 5(c) individually do not exceed 10% of total operating expenditure.
4.   Investment portfolio has been categorised into 'Held to Maturity', 'Available for Sale' and 'Trading' since September
     30, 2000
5.   The shareholders of the Bank have at their Extraordinary General Meeting held on Friday, January 19, 2001 approved the
     Scheme of Amalgamation of Bank of Madura Ltd. with the Bank by the requisite majority subject to the approval of the
     Reserve Bank of India and such other authorities as may be required.
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Unaudited financial results under US GAAP accounting
                                                                                                        (Rupees in crores)
---------------------------------------------------------------------------------------------------------------------------
                                                              Nine months ended        Three months ended       Year ended
                                                              -------------------------------------------------------------
                      Particulars                             Dec 31,    Dec 31,       Dec 31,     Dec 31,         Mar. 31,
                                                               2000       1999          2000         1999            2000
---------------------------------------------------------------------------------------------------------------------------
Net income under US GAAP                                       99.00      102.59        38.32        39.97          140.20
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Reconciliation between US GAAP and Accounting Standards followed in India
---------------------------------------------------------------------------------------------------------------------------
Profit under Indian GAAP                                      110.70       72.36        40.50        28.26          105.30
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Deferred taxation                                              19.75       (3.51)        1.35        (8.63)         (11.30)
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Loan impairment                                               (10.57)      18.10        (3.94)        9.87           35.80
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Mark to Market impact on investments                          (26.28)      21.51         2.00        10.17            2.10
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ADR Issue expenditure charged to P & L A/c                      7.93           -         2.55            -            9.90
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Others                                                         (2.53)      (5.87)       (4.14)        0.30           (1.60)
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Profit under US GAAP                                           99.00      102.59        38.32        39.97          140.20
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The above financial results have been taken on record by the Board of Directors of the Bank at its meeting held on January
23, 2001.

                                                                                               H.N.Sinor
Place: Mumbai                                                                               Managing Director &
Date:  January 23, 2001                                                                   Chief Executive Officer
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       ICICI BANK LIMITED
       Registered Office: Landmark, Race Course Circle, Alkapuri, Vadodara - 390 007
       Corporate Office:  ICICI Towers, 4th Floor, South Tower, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
       Web site: http:    //www.icicibank.com   Electronic mail: info@icicibank.com
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